

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 14, 2011

Andrew Whelan
Chief Executive Officer
BioElectronics Corporation
4539 Metropolitan Court
Frederick, Maryland 21704

> **Re:** **BioElectronics Corporation**
> **Form 8-K for Item 4.01**
> **Filed January 13, 2011**
> **File No. 000-51809**

Dear Mr. Whelan:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Brian Cascio
Accounting Branch Chief

Cc: Drew Walker Esq. via facsimile